In accordance with Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended (the "Act"), Intelligent Fanatics Capital Management LLC, IFCM MicroCap Fund LP and Ian Cassel hereby agree to file jointly the statement on this Schedule 13G (this "Schedule 13G") to which this Agreement is attached and any further amendments thereto which may be deemed necessary, pursuant to Regulation 13D-G under the Act.

It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party is not responsible for the completeness and accuracy of information concerning any other party unless such party knows or has reason to believe such information is inaccurate.

It is understood and agreed that a copy of this Agreement shall be attached as an exhibit to the statement on this Schedule 13G, and any amendments thereto, filed on behalf of each of the parties hereto.

Dated: April 1, 2025

INTELLIGENT FANATICS CAPITAL MANAGEMENT LLC

By: /s/ Ian Cassel
Name: Ian Cassel
Title: Managing Member

IFCM MICROCAP FUND LP

By: Intelligent Fanatics Capital Management LLC, its General Partner
By: /s/ Ian Cassel
Name: Ian Cassel
Title: Managing Member

IAN CASSEL

By: /s/ Ian Cassel
Name: Ian Cassel